Exhibit 28.1

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                                            FOR IMMEDIATE RELEASE
                                                 January 20, 2003
                                                 FOR ADDITIONAL INFORMATION
                                                 CONTACT: RANDY J. SIZEMORE
                                                          SR VICE PRESIDENT, CFO
                                                          (260) 358-4680

                         NORTHEAST INDIANA BANCORP, INC.
               ANNOUNCES YEAR END 2002 and FOURTH QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced earnings for the year ended December 31, 2002 of $1.6 million ($1.06 per diluted share) compared to $2.0 million ($1.25 per diluted share) for the year ended December 31, 2001. The Company recorded net interest income of $6.3 million for the year ended December 31, 2002 as compared to $6.7 million in the year earlier period, a decline of 5.6%. While the Company's net interest margin was relatively unchanged at 2.87% for the year ended December 31, 2002 as compared to 2.88% during the year ended December 31, 2001, there were fewer average interest earning assets in the current period when compared to the year earlier period. Provision for loan losses increased to $732,000 for the current year end when compared to the $575,000 recorded in the same period one year ago. The 2002 year end earnings represents an annualized return on average assets (ROA) of 0.69% and a return on average equity (ROE) of 6.01%. The Company reported an ROA of 0.81% and an ROE of 7.36% in the year earlier period.

Stephen E. Zahn, President and Chief Executive Officer, attributes the decrease in 2002 year end earnings compared with 2001 year end earnings to the following: a decrease in net interest income, increased loan loss provisions, increased net losses on the sale of repossessed assets, and increases in other noninterest expenses between the two periods. These events were partially offset by substantial increases to both gains on the sale of loans and increases in trust and brokerage service fees. Northeast Indiana Bancorp's decline in net interest income was primarily related to fewer interest earning assets between periods. However, during the fourth quarter of 2002, the extreme low interest rate environment also caused prepayment speeds to increase substantially on mortgage related securities originally purchased at premiums, which caused the early repayment of substantial portions of principal on said securities and ultimately charging the remaining premiums against interest income. Provision for loan losses increased to $732,000 during the year ended December 31, 2002 compared to $575,000 during the same period ended 2001 as the company continued to monitor asset quality and overall market conditions in general. NEIB's ratio of reserves to net loans receivable was 1.38% at December 31, 2002, an increase from 1.20% at December 31, 2001. "While pleased with some of the noninterest income increases, the current weak economic environment has necessitated our continued monitoring of credit quality within certain segments of the loan portfolio and our proactive approach towards collection efforts. These efforts led to both the increased provision for loan losses and the net losses on the sale of repossessed assets in 2002", according to Mr. Zahn. Noninterest expenses increased $269,000 to $5.0 million for the year ended December 31, 2002 as compared to $4.7 million for the year ended December 31, 2001. This increase was mainly due to increases in salaries and employee benefits, and other operating expenses.

                                     -MORE-

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Net income for the three months ended December 31, 2002 was $482,000 ($0.34 per diluted share) compared to the three months ended December 31, 2001's net income of $530,000 ($0.36 per diluted share) a dollar decrease of 9.1%. This decrease in net income between periods is primarily related to the decline in net interest income, and increases in noninterest expenses. These events were partially offset by a substantial increase in gains on the sale of loans, increases to trust and brokerage service fees, increases in other income and a decrease in provisions for loan loss between periods. The decline in fourth quarter 2002 net interest income and increase in gains on the sale of loans were discussed in more detail in the year ended 2002 discussions. For the three months ended December 31, 2002, Northeast Indiana Bancorp's ROA was 0.84% and ROE was 7.30% as compared to ROA of 0.87% and ROE of 7.98% for the three months ended December 31, 2001.

Total assets at December 31, 2002 of $225.0 million compared to December 31, 2001 assets of $238.4 million reflects a 5.6% decrease. This reduction in assets is primarily related to both the selling of fixed rate residential mortgages into the secondary market, due to the low interest rate environment, and continued efforts to reposition the company's liabilities by allowing out of area time deposits to leave as they mature. The Company sold approximately $19 million in residential mortgages into the secondary market and also accomplished a planned reduction in it's brokered and jumbo time deposit funding dependence by approximately $15 million during the year ended December 31, 2002.

Shareholder's equity at December 31, 2002 was $26.6 million as compared to the $26.3 million reported at December 31, 2001. The company repurchased 81,177 shares of treasury stock, at an average cost of $15.06, for a total cost of approximately $1.2 million during the year ended December 31, 2002. In the opinion of management, these repurchases help leverage Northeast Indiana Bancorp's remaining equity and tend to improve return on shareholder's equity. Northeast Indiana Bancorp has approximately 13,000 shares that may be repurchased under the current stock repurchase program, which was previously announced.

The book value of NEIB's stock was $17.74 per share as of December 31, 2002. The number of outstanding shares was 1,497,058. The last reported trade of the stock on December 31, 2002 was $15.80 per share. This represents a 26.4% increase over the closing price of $12.50 on December 31, 2001.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The company is traded on the Nasdaq National Market under the symbol "NEIB".

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

                                     -MORE-

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                                                       NORTHEAST INDIANA BANCORP
                                              CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                              (Unaudited)
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                                             CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                               ASSETS                                                    December 31,   December 31,
                                                                                                              2002           2001
Interest-earning cash and cash equivalents                                                               $ 15,195,326   $ 23,541,599
Noninterest earning cash and cash equivalents                                                               3,061,082      2,750,133
                                                                                                         ---------------------------
   Total cash and cash equivalents                                                                         18,256,408     26,291,732
Securities available for sale                                                                              42,838,211     39,365,026
Securities held to maturity estimated market value of $225,000 and $306,000 at  December 31, 2002
and December 31, 2001                                                                                         225,000        306,000
Loans held for sale                                                                                           409,375      1,543,422
Loans receivable, net of allowance for loan loss December 31, 2002 $2,135,629 and December 31, 2001
$  1,954,900                                                                                              154,559,565    162,830,186
Accrued interest receivable                                                                                   694,593        753,000
Premises and equipment                                                                                      2,176,356      2,298,102
Investments in limited liability partnerships                                                               1,833,375      1,546,177
Other assets                                                                                                4,026,032      3,460,884
                                                                                                         ---------------------------
    Total Assets                                                                                         $225,018,915   $238,394,529
                                                                                                         ===========================
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                                  122,356,652    137,030,011
Borrowed Funds                                                                                             74,893,922     73,966,411
Accrued interest payable and other liabilities                                                              1,205,856      1,117,069
                                                                                                         ---------------------------
    Total Liabilities                                                                                     198,456,430    212,113,491
                                                                                                         ---------------------------

Retained earnings - substantially restricted                                                               26,562,485     26,281,038
                                                                                                         ---------------------------
    Total Liabilities and Shareholder's Equity                                                           $225,018,915   $238,394,529
                                                                                                         ===========================

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                                                   CONSOLIDATED STATEMENTS OF INCOME



                                                                       Three Months Ended                 Twelve Months Ended
                                                                          December 31,                         December 31,
                                                                    2002                 2001           2002               2001
                                                                    ----                 ----           ----               ----
Total interest income                                           $  3,351,593      $  4,066,558     $ 14,297,273      $ 17,435,907
Total interest expense                                             1,857,370         2,418,907        7,997,483        10,764,736
                                                                ------------      ------------     ------------      ------------
  Net interest income                                           $  1,494,223      $  1,647,651     $  6,299,790         6,671,171
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Provision for loan losses                                            150,000           190,212          732,300           575,212
  Net interest income after provision for
  Loan losses                                                   $  1,344,223      $  1,457,439     $  5,567,490         6,095,959
                                                                ------------      ------------     ------------      ------------
    Service charges on deposit accounts                               92,266            98,271          354,539           374,350
    Net loss on sale of securities                                      --                --            (10,535)             --
    Net gain on sale of loans                                        295,959            94,986          475,053           234,034
    Net gain (loss) on sale of repossessed assets                    (15,862)           25,623         (115,931)           26,760
    Trust and brokerage fees                                          46,941            39,736          219,356           151,386
    Other income                                                     164,287           148,946          541,309           561,374
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Total noninterest income                                        $    583,591      $    407,562     $  1,463,791      $  1,347,904
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    Salaries and employee benefits *                                 649,816           620,869        2,600,923         2,465,599
    Occupancy                                                        119,456           116,254          466,357           462,486
    Data processing                                                  163,659           164,794          621,523           631,802
    Deposit insurance premiums                                         5,362             6,553           23,570            26,969
    Professional fees                                                 44,800            50,178          240,688           236,434
    Correspondent bank charges                                        57,836            57,525          224,734           226,944
    Other expense *                                                  232,896           167,674          792,869           651,675
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Total noninterest expenses                                         1,273,825         1,183,847        4,970,664         4,701,909
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  Income before income tax expenses                             $    653,989      $    681,154     $  2,060,617         2,741,954
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Income tax expenses                                                  171,615           150,869          470,721           772,577
                                                                ------------      ------------     ------------      ------------
  Net Income                                                    $    482,374      $    530,285     $  1,589,896         1,969,377
                                                                ====================================================================
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* - Certain prior year line items were reclassified to conform with current year presentations.


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                             SELECTED FINANCIAL DATA
                                                                       Three Months Ended                      Twelve Months Ended
                                                                          December 31,                              December 31,
                                                                    2002                 2001               2002           2001
                                                                    ----                 ----               ----           ----
Basic Earnings per share                                                0.34              0.36             1.09              1.28
Dilutive Earnings per share                                             0.34              0.36             1.06              1.25
Net interest margin                                                     2.74%             2.83%            2.87%             2.88%
Return on average assets                                                0.84%             0.87%            0.69%             0.81%
Return on average equity                                                7.30%             7.98%            6.01%             7.36%
Average shares outstanding- primary                                1,426,694         1,478,373        1,455,470         1,536,657
Average shares outstanding- diluted                                1,439,040         1,490,089        1,497,014         1,574,549
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Allowance for loan losses:
   Balance at beginning of period                              $   2,111,707      $  1,872,046     $  1,954,900      $  2,001,172
   Charge-offs:
      One-to-four family                                                   -                 -                -            58,456
      Commercial real estate                                          48,206                 -          109,606                 -
      Commercial                                                           -            24,565                -           391,757
      Consumer                                                       183,421           129,645          727,308           385,249
                                                            ------------------------------------------------------------------------
         Gross charge-offs                                           231,627           154,210          836,914           835,462
   Recoveries:
      One-to-four family                                                   -                 -                -             2,500
      Commercial real estate                                               -                 -                -                 -
      Commercial                                                      71,435            18,137           81,928           152,990
      Consumer                                                        34,114            28,715          203,415            58,488
                                                            ------------------------------------------------------------------------
         Gross recoveries                                            105,549            46,852          285,343           213,978
                                                            ------------------------------------------------------------------------
   Net charge-offs                                                   126,078           107,358          551,571           621,484
   Additions charged to operations                                   150,000           190,212          732,300           575,212
                                                            ------------------------------------------------------------------------
   Balance at end of period                                    $   2,135,629      $  1,954,900     $  2,135,629      $  1,954,900
                                                            ========================================================================

   Net loan charge-offs to average loans (1)                             .31%              .25%             .33%              .33%

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Nonperforming assets (000's)                                             At December 31,
   Loans:                                                           2002                 2001
                                                                    ----                 ----
      Non-accrual                                              $       6,218      $      6,919
      Past 90 days or more and still accruing                              -                 -
      Troubled debt restructured                                           -                 -
                                                            ----------------------------------
         Total nonperforming loans                                     6,218             6,919
   Real estate owned                                                     516               219
   Other repossessed assets                                               12                83
                                                            ----------------------------------
         Total nonperforming assets                            $      6,746       $      7,221
                                                            ==================================

   Nonperforming assets to total assets                                 3.00%             3.03%
   Nonperforming loans to total loans                                   3.97%             4.20%
   Allowance for loan losses to nonperforming loans                    34.35%            28.26%
   Allowance for loan losses to net loans receivable                    1.38%             1.20%

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                                                                         At December 31,
                                                                    2002                 2001
                                                                    ----                 ----

Stockholders' equity as a % of total assets                            11.80%            11.02%
Book value per share                                           $       17.74      $      16.95
Common shares outstanding- EOP                                     1,497,058         1,550,656

(1) Ratios for the three-month periods are annualized.
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